Pioneering science for patient choice Corporate Presentation January 2026 Exhibit 99.2

Disclaimer This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CHAPTER-3 and CREAATE; the timing and outcome of regulatory approvals, including the timing and outcome of our planned submission of an NDA with the FDA in the first half of 2026 for the on-demand treatment of acute attacks of HAE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act); our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes data for an investigational product not yet approved by regulatory authorities. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Pioneering science for patient choice in AE-BK

DEUCRICTIBANT

Orphan drug designation in the U.S. and Europe[1,2]

Robust IP on CoM (granted in multiple territories, initial term to 2038) and formulations[3,4]

THREE LATE-STAGE PROGRAMS

- Deucrictibant is an investigational **oral bradykinin B2 receptor antagonist**, which utilizes a **validated mechanism** for the treatment of AE-BK[5]
- Results from multiple clinical trials support deucrictibant's potential to address unmet needs by **preventing** and **treating** HAE attacks[6-11]
- Ongoing pivotal Phase 3 study in AAE-C1INH potentially enables **label expansion**[12]

LARGE GLOBAL HAE MARKET

- Predicted **$4.7B market** in the U.S. in 2036[13]
- HAE prescribing information has shown that the availability of an **effective, well-tolerated,** and **convenient** alternative may drive people to **switch treatments**[14]
- Internationally, the **long-term prevention** market is likely to **grow significantly**[13]

STRONG FUNDAMENTALS

- Pivotal **Phase 3** studies are designed to **differentiate deucrictibant** from the standard of care in both prophylactic and on-demand treatment paradigms[11,12,15,16]
- Accomplished team with **track record in HAE drug development and commercialization**
- Approximately **€329M** cash and cash equivalents as of September 30, 2025

Notes: AE-BK: bradykinin-mediated angioedema. HAE: hereditary angioedema. AAE-C1INH: acquired angioedema due to C1 inhibitor deficiency. Source: [1]U.S. FDA OOPD listing. [2]EC Community Register of orphan medicinal products. [3]World Intellectual Property Organization. [4]European Patent Office. [5]Lesage et al. *Int. Immunopharmacology*. 2022. [6]Riedl MA et al. AAAAI 2024. [7]Maurer M et al. AAAAI 2023. [8]Riedl MA et al. ACAAI 2025. [9]Riedl MA et al. C1INH WS 2025. [10]Scarupa MD at al. ACAAI 2025. [11]RAPIDe-3 topline data. [12]NCT06669754. [13]IQVIA predictions. [14]Evaluate Pharma Uptake Curves 2008-2023. [15]NCT06669754. [16]NCT06343779.

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Bradykinin-mediated angioedema: a disease of painful, unpredictable swelling with significant unmet need

Unpredictable attacks

HAE attacks can be unpredictable in frequency, location, timing, and severity[1]

- Common attack locations include the extremities, face, abdomen, and larynx[2]
- If untreated, HAE attacks can last multiple days[2]

Painful and debilitating

HAE attacks are commonly painful, and quality of life and daily function is often impacted by attacks[2,3]

- Symptoms can include, nausea, diarrhea, dizziness, and life-threatening swelling in throat (laryngeal edema), associated with risk of asphyxiation[2,3]

Number of HAE attacks in the past 6 months[2]



40%
30%
20%
10%
0%
People reporting
0
1-3
4-6
7-12
≥13
Number of attacks

Mean: 12.5 HAE attacks in the last 6 months, ranging from 0-90 attacks

Notes: HAE: hereditary angioedema. Source: [1]Bork K et al. *Allergy Asthma Clin Immunol*. 2021. [2]Mendivil J et al. *Orphanet J Rare Dis*. 2021. Data reported from a web-based, multinational patient survey of a total of 242 patients, 62.4% were using long-term prophylaxis. [3]Longhurst HJ et al. *Br J Hosp Med.* 2019.

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First-to-market does not guarantee long-term market leadership Note: HAE: hereditary angioedema. LTP: long-term prophylaxis. ODT: on-demand therapy. Source: 1Evaluate Pharma uptake curves 2008-2024. 2SEC filings (BioCryst, CSL Behring, Pharming, Takeda). Dynamic market supports medicines that improve on standard of care TAKZHYRO HAEGARDA ORLADEYO RUCONEST FIRAZYR CINRYZE KALBITOR Evolution of HAE LTP product sales in the U.S.1,2 Evolution of HAE ODT product sales in the U.S.1,2

Pricing corridors for HAE branded products remain favorable Current pricing dynamics in the U.S. Annual WAC for currently approved LTPs Current Pricing* WAC per attack for currently approved ODTs Current Pricing* Note: HAE: hereditary angioedema. LTP: long-term prophylaxis. ODT: on-demand therapy. WAC: wholesale acquisition cost. *represents the range based on the minimum (light) and maximum (dark) approved dose for all therapies, FDA recommended dosing. Assumes 365 days per year and 30.4 days per month. Weight assumptions for adults: 80kgs. Source: Global Data, POLI database 2025 WAC prices in the U.S. in USD.

In line with treatment guidelines, the U.S. HAE market is expected to grow over the next decade

- The goals of HAE treatment are to achieve **complete control** of the disease and to **normalize people's lives**, which can only be achieved through long-term prophylaxis[1]
- People with HAE should be **evaluated for LTP at every visit**, taking **disease activity**, **burden**, and **control**, as well as patient **preference** into consideration for an individualized decision to start prophylaxis[1]
- **All attacks** (regardless of location or severity) should be **considered for treatment,** and attacks should be treated **as early as possible**[1]
- All patients should have sufficient **ODT medication for at least two attacks** and **carry their ODT medication at all times**[1]



U.S. HAE market value $M2-5
CAGR
+5%
$2,700
$2,100
$600
2024
$4,700
$4,000
$700
2036



U.S. patient share %2-5
ODT 38%
LTP 62%
2024
ODT 20%
LTP 80%
2036
LTP
ODT

Notes: HAE: hereditary angioedema. LTP: long-term prophylaxis. ODT: on-demand therapy. CAGR: compound annual growth rate. Source: [1]Maurer M, et al. *Allergy*. 2022. [2]IQVIA market evolution and company data. [3]Evaluate Pharma uptake curves 2008-2024. [4]SEC filings (BioCryst, CSL Behring, Pharming, Takeda). [5]Company research and analysis.

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Bradykinin B2 receptor antagonism is a foundational mechanism to prevent and treat bradykinin-mediated angioedema attacks[1,2]

Deucrictibant is a **bradykinin B2 receptor antagonist** in development for **prevention and treatment of AE-BK attacks**[3-8]

Directly blocks the main mediator of swelling and inflammation[1,9]

Has potential to prevent or treat bradykinin-mediated angioedema attacks **irrespective of source of bradykinin**[10-12]



KNG1
FXIIa
FXII
F12
HMWK
Plasma kallikrein
Plasmin
Prekallikrein
tPA
Plasminogen
PLG
C1-INH
cHMWK
+
Inactive fragments
Kininase II /ACE
Bradykinin
ACEi
Deucrictibant
Bradykinin B2 receptor
Angioedema

Note: AE-BK: bradykinin-mediated angioedema. ACE: angiotensin-converting enzyme. ACEi: ACE inhibitor. cHMWK: cleaved high molecular weigh kininogen. FXII: factor XII. FXIIa: activated factor XII. HMWK: high molecular weigh kininogen. KNG1: kninogen-1. tPA: tissue plasminogen activator. Source: [1]Maurer M, et al. *Allergy*. 2022. [2]Zuraw BL *World Allergy Orphan J*. 2010. [3]Lesage et al. *Int. Immunopharmacology*. 2022. [4]Riedl MA et al. AAAAI 2024. [5]Maurer M et al. AAAAI 2023. [6]Riedl MA et al. ACAAI 2025. [7]Riedl MA et al. C1INH WS 2025. [8]Cohn DM et al. HAEi-EMEA 2025. [9]Lumry WR et al. *Allergy Asthma Proc*. 2020. [10]Riedl MA et al. AAAAI 2024. [11]Maurer M et al. AAAAI 2023. [12]Petersen RS et al. *J Allergy Clin Immunol*. 2024. [13]Lange M et al. *J Allergy Clin Immunol*. 2025.

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Deucrictibant has the potential to address unmet needs of people living with bradykinin-mediated angioedema deucrictibant extended-release (XR) tablet

sustained absorption[1]



200
150
100
50
0
(ng/mL)
XR (40 mg)
0
12
24
36
48
Time (h)

In studies, deucrictibant maintained sustained therapeutic exposure over 24 hours from day one, allowing for once-daily oral prevention of AE-BK attacks[2-4]



deucrictibant

deucrictibant immediate-release (IR) capsule

rapid absorption[5]



200
150
100
50
0
(ng/mL)
IR (20 mg)
0
12
24
36
48
Time (h)

In studies, deucrictibant rapidly reached therapeutic exposure within 15-30 minutes, making it optimal for on-demand oral treatment of AE-BK attacks[6-7]

Two oral products with the same active ingredient for the prevention and treatment of bradykinin-mediated angioedema attacks

Notes: AE-BK: bradykinin-mediated angioedema. Source: [1]Zhang Z et al. C1INH WS 2025. [2]Lesage A et al. IDDST 2024. [3]Zhang Z et al. ACAAI 2025. [4]NCT06669754. [5]Crabbe et al. AAAAI 2021. [6]Maurer M et al. AAAAI 2023. [7]NCT06343779.

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Deucrictibant differentiated profile for LTP and ODT

		LTP	ODT
Oral LTP or ODT formulations	**Deucrictibant is the only HAE drug**[1] in development that allows for oral administration **in both prophylaxis and on-demand**[2]	✓	✓
Single oral pill	**Specific formulations** with **injectable-like efficacy™** allow for **once-daily dosing**[3] (LTP) or **rapid, single-capsule resolution**[3,4] of most HAE attacks (ODT)	✓	✓
Rapid to steady state	Deucrictibant XR has the potential to achieve pharmacokinetic steady state within 2-3 days,[5] providing **protection against HAE attacks on the initial day**[3] of LTP initiation	✓	
Rapid absorption	Deucrictibant IR rapidly reaches therapeutic exposure[3] resulting in an end of progression™ in **~17.5 minutes,**[6] time to symptom relief in **1.28 hours,**[6] substantial symptom relief in **2.41 hours,**[6] and complete symptom relief in **11.28 hours**[6]		✓
Durable effective exposure	A durable effective exposure can potentially result in a **high rate of single-capsule attack resolution**[6,7]		✓

Notes: AE-BK: bradykinin-mediated angioedema. LTP: long-term prophylaxis. ODT: on-demand therapy. XR: extended-release tablet formulation of deucrictibant. IR: immediate-release capsule formulation of deucrictibant. The terms injectable-like efficacy and End of Progression are registered trademarks of Pharvaris GmbH.

Sources: [1]Company research. [2]Lesage et al. IDDST 2024. [3]Zhang Z et al. ACAAI 2025 [4]Anderson J et al. ACAAI 2025. [5]Maurer M et al. HAEi Workshop 2022. [6]RAPIDe-3 topline data. All data reported are median times. [7]Riedl MA et al. C1INH WS 2025.

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Wholly-owned pipeline focused on bradykinin B2 receptor mechanism

MOLECULE	INDICATION	PRE-IND	PHASE 1	PHASE 2	PHASE 3	REGISTRATIONAL	NEXT MILESTONE
deucrictibant	HAE On-Demand			RAPIDe-1	RAPIDe-3		NDA Filing: 1H2026
				OLE RAPIDe-2	OLE RAPIDe-2		
	HAE Prophylaxis			CHAPTER-1	CHAPTER-3		CHAPTER-3 Topline Data: 3Q2026
				OLE CHAPTER-1	OLE CHAPTER-4		
	AAE-C1INH				CREAATE STUDY		Enrollment Completion

Notes: AAE-C1INH: acquired angioedema due to C1 inhibitor deficiency. HAE: hereditary angioedema. OLE: open-label extension.
Source: RAPIDe-1 (NCT04618211). RAPIDe-2 (NCT05396105). RAPIDe-3 (NCT06343779). CHAPTER-1 (NCT05047185). CHAPTER-3 (NCT06669754). CHAPTER-4 (NCT06679881), CREAATE (NCT06669754).

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Deucrictibant clinical development program

HAE Long-Term Prophylaxis (LTP)		
CHAPTER-1	HAE Phase 2[1]	Complete
CHAPTER-3	HAE Phase 3 pivotal[2]	Ongoing
CHAPTER-4	HAE Phase 3 OLE[3]	Ongoing

HAE On-Demand Treatment (ODT)		
RAPIDe-1	HAE Phase 2[4]	Complete
RAPIDe-2	HAE Phase 2/3 OLE[5]	Ongoing
RAPIDe-3	HAE Phase 3 pivotal[6]	Complete

AAE-C1INH[7]					
	CREAATE STUDY	Part 1: AAE-C1INH LTP pivotal	Part 2: AAE-C1INH ODT pivotal	Part 3: AAE-C1INH ODT OLE	Ongoing

Notes: HAE: hereditary angioedema. OLE: open-label extension. AAE-C1INH: acquired angioedema due to C1 inhibitor deficiency. Source: [1]NCT05047185. [2]NCT06669754. [3]NCT06679881. [4]NCT04618211. [5]NCT05396105. [6]NCT06343779. [7]NCT06669754.

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On-Demand Deucrictibant immediate-release capsules

People with HAE want effective on-demand therapies in a well-tolerated, convenient oral form

Up to **86%** of patients **delay treating** their HAE attacks[1], which lead to **attacks that…**

- are **~2x** more likely to **increase in severity** over time (with >one-hour delay)[2]
- last up to **4x longer** (with >eight-hour delay)[2]

Patients want an option that is **highly effective…**	**…and are less cumbersome** to administer…	…so there are **no reasons to delay** treatment for attacks **"severe enough" to treat**
Up to **44%** **redosing rates** with currently available ODT[3]	Up to **28%** report injections are too **painful**[4]	**32%** **saved** doses for severe attacks[2] **50%** Up to 50% of patients do **NOT carry rescue** medication with them[5]

Notes: HAE: Hereditary Angioedema. ODT: On-Demand Treatment. Sources: [1]Betschel SD et al. *Allergy Asthma Clin Immunol*. 2024. [2]Christiansen S et al. *Ann Allergy Asthma Immunol*. 2024. [3]Bernstein JA et al. *J Manag Care Spec Pharm*. 2020. [4]Mendivil J et al., *Allergy Asthma Clin Immunol*. 2023. [5]Data on File.

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RAPIDe-3 data confirm rapid symptom relief and complete symptom resolution of deucrictibant*

RAPIDe-3



End of Progression™a
17.47 minutes
PRIMARY ENDPOINT
PGI-C "a little better"b
1.28 hours
PGI-C "better"c : 2.85 hours
PGI-S ≥1-level reductiond : 2.41 hours
PGI-S "none"e
11.95 hours
EoP
Treatment with deucrictibant IR
Onset of symptom relief
Substantial symptom relief
Complete symptom resolution
Onset of HAE attack
Clinical manifestations
Time (not to scale)

Notes: * vs placebo, median time to event; outcomes of placebo-treated attacks (not visualized) refer to data on file. [a]End of Progression (EoP): defined as the earliest post-treatment timepoint after which all subsequent PGI-C ratings are stable or improved within 12 hours post-treatment. The term End of Progression is a registered trademark of Pharvaris GmbH. [b]PGI-C "a little better": Primary endpoint as time to onset of symptom relief, defined as PGI-C rating of at least "a little better" for 2 consecutive timepoints within 12 hours post-treatment. [c]PGI-C "better": Time to substantial symptom relief, defined as achieving PGI-C rating of at least "better" for 2 consecutive timepoints within 12 hours post-treatment [d]PGI-S ≥1-level improvement: Time to substantial symptom relief by Patient Global Impression of Severity (PGI-S), defined as achieving ≥1-level improvement in PGI-S from pre-treatment for 2 consecutive timepoints within 12 hours post-treatment. [e]PGI-S "none": Time to complete symptom resolution, defined as achieving PGI-S rating of "none" within 48 hours post-treatment.
Source: RAPIDe-3 topline data.

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Long-Term Prophylaxis Deucrictibant extended-release tablets

People with HAE are seeking highly effective, well-tolerated and convenient prophylactic therapies


65%

of patients are **not satisfied with their current LTP**[1]**…**

… **~20%** of patients taking LTP **switch or discontinue*** with a mean time to first LTP switch of **1.88 months**[†,2]

… **~30%** of those who switch do so **multiple times**[†,2]

Patients want an **oral** treatment with **injectable-like efficacy**™ …

Mean monthly attack reduction vs. placebo[2-7]


71-87%


44%

Injectables | **Current oral**

Data are from independent studies

…that is **well-tolerated**…

~25% **discontinuation rate** in clinical trials of current oral LTP, mainly due to **adverse events (pain, GI AEs‡)** or lack of perceived efficacy[8,9]

~40% **drop off rate** with the **current oral** by the **first year**[10]

…and is **easy** and **painless to administer**

98% would **prefer an oral** LTP for HAE[11]

Notes: * ~7% of patients switch LTPs and ~13% of patients discontinue their LTP; † Switching data obtained from analysis of 1,149 patients with 12 months to 6.5 years of continuous coverage; ‡Vomiting, diarrhea and gastroesophageal reflux disease; Injectable-like efficacy is a trademark of Pharvaris GmbH. Abbreviations: AE: Adverse Event; GI: Gastrointestinal; HAE: Hereditary Angioedema; LTP: Long-Term Prophylaxis; Sources: [1]Harris Poll in HAE, 2025; [2]Tachdjian et al., *Journal of Allergy and Clinical Immunol.* 2025. [3]Lanadelumab, USPI. [4]C1 esterase inhibitor subcutaneous, USPI. [5]Longhurst et al., *N Engl J Med.* 2017. [6]C1 esterase inhibitor [human], USPI. [7]Berotralstat, USPI. [8]Farkas et al., *Clin Transl Allergy.* 2021. [9]Wedner et al., *J Allergy Clin Immunol Pract*. 2021. [10]Q1 2025 BioCryst Pharmaceuticals Inc Earnings Call. 2025. [11]Geba et al., *J Drug Assess.* 2021.

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Deucrictibant has the potential to sustain control of HAE attacks, with injectable-like efficacy™ and placebo-like tolerability

CHAPTER-1

Deucrictibant for LTP demonstrated early and sustained prevention of HAE attacks in RCT vs. placebo, and consistent results in the OLE[1,2]

Decrease in:	Ph2 RCT Results*,1	Ph2 OLE Results*,2	
Overall Attacks	**84.5%** reduction vs. placebo	**92.4%** reduction from baseline	**0.12 overall monthly attack rate**
Moderate or Severe Attacks	**92.4%** reduction vs. placebo	**<1** attack per year†	**0.06 "moderate or severe" attack rate**
ODT Use	**92.6%** reduction vs. placebo	**<1** attack per year†	**0.06 monthly attacks treated with ODT**



RCT
OLE
Placebo RCT
20 mg/day[b] RCT
40 mg/day[c] RCT
40 mg/day[c] OLE
Attack Rate[a] (Mean ± SEM)
4.0
3.0
2.0
1.0
0.0
Baseline
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34
Week 1
Week 13
Time (Months[b])

Deucrictibant for LTP exhibited a **placebo-like** adverse event profile:

- **No** treatment-related serious or severe TEAEs
- **No** TEAEs leading to treatment discontinuation, study withdrawal, or death

Notes: The term injectable-like efficacy is a registered trademark of Pharvaris GmbH; Mean monthly rates based on time-normalized number of attacks per 4 weeks; *40 mg data (deucrictibant immediate-release capsule, 20 mg twice daily) reported given the expected dose for treatment; † Per participant on average. [a]1 month = 4 weeks. [b]Deucrictibant IR capsule, 10 mg twice daily. [c]Deucrictibant IR capsule, 20 mg twice daily. Abbreviations: HAE: Hereditary Angioedema; Ph: Phase; RCT: Randomized Controlled Trial; ODT: On Demand Treatment; OLE: Open-label extension; TEAE: Treatment Emergent Adverse Event. Sources: [1]Aygören-Pürsün E et al. EAACI 2024. [2]Riedl MA et al. ACAAI 2025.

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XR formulation maintains therapeutic exposure level for over 24 hours

Phase 3 clinical formulation is intended commercial formulation

Pharmacokinetic profile of deucrictibant formulations[1,2]


deucrictibant IR capsule (20 mg)
deucrictibant XR tablet (40 mg, fasted)
simulated BID deucrictibant IR capsule (two doses of 20 mg)
Mean Deucrictibant Concentration (ng/mL)
Time (hour)
EC85
0
50
100
150
200
0
10
20
30
40
50

Extended-release matrix controls release and absorption of compound in small intestine as well as in colon[3]

Supports **once-daily** dosing while maintain exposure more consistently versus twice-daily IR (used in proof-of-concept Phase 2 CHAPTER-1 study)[4]

Formulation patent applications filed with broad coverage of worldwide pharmaceutical markets[5,6]

Note: XR: extended-release tablet formulation of deucrictibant. IR: immediate-release capsule formulation of deucrictibant.
Source: [1]Zhang Z et al. C1-INH WS 2025. [2]Maurer M et al. C1-INH Workshop 2023. [3]Lesage A et al. ACAAI 2022. [4]NCT05047185. [5]World Intellectual Property Organization. [6]European Patent Office.

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CHAPTER-3 and CHAPTER-4 study designs Notes: HAE: hereditary angioedema. XR: extended-release tablet. Source: Zanichelli A et al. C1-INH WS 2025. Global Phase 3 studies of deucrictibant for prophylaxis of HAE attacks CHAPTER-3 Enrollment Target enrollment of approximately 81 adolescents and adults living with HAE 2:1 randomization Top-line data anticipated in the third quarter of 2026 CHAPTER-3 Objectives Evaluation and characterization of investigator-confirmed HAE attacks during 24-week treatment period Incidence of treatment-emergent adverse events Evaluation of deucrictibant XR pharmacokinetics Measure of change in participant-reported health-related quality of life R Deucrictibant XR tablet 40 mg/day Deucrictibant XR tablet 40 mg/day End-of-study visit Screening Double-blind treatment period (24 weeks) Open-label treatment Placebo

Acquired Angioedema due to C1-Inhibitor Deficiency (AAE-C1INH)

Bradykinin B2 receptor antagonism broadly applicable across angioedema

Types of angioedema	AE-MC Mast-cell mediated		AE-BK Bradykinin mediated			AE-VE Vascular endothelium	AE-DI Drug induced	AE-UNK Unknown
Mechanism	Mast cell degranulation		**Hereditary C1INH deficiency**	**Acquired C1INH deficiency**	**KKS pathway mutations**	Intrinsic vascular endothelium dysfunction	Drug adverse reactions (various mechanisms)	Unknown aetiology or mechanism
Name/ Acronym	AE-URT	AE-ANA	**HAE-C1INH (Type 1, 2)**	**AAE-C1INH**	**HAE-FXII†, HAE-PLG†, HAE-KNG†**	HAE-ANGPT†, HAE-MYOF†, HAE-HSST†, SCLS	AE-ACEI, AE-tPA, AE-DPPIV, AE-NSAID, etc.	AE-UNK, HAE-UNK†, EAE



KNG1
LMWK
HMWK
Plasmin
PR3
Kallidin
BK
cHMWK
BK
C1-INH (SERPING1)
FXII
FXIIa
Plasmin
Plasminogen
PLG
C1-INH (SERPING1)
Plasma kallikrein
prePK
HMWK
HMWK
HS3ST6
cHMWK
BK
CPN
Carboxypeptidase N
BK metabolites
Plasmin
HMWK
LMWK
BK
BK
Kallidin
Deucrictibant*
Deucrictibant*
Deucrictibant
Deucrictibant*
Deucrictibant*
Italic = genetic cause
*Aspirational
Bradykinin B2 receptor
Angioedema
ANGPT1
VEGF
Tie2
VEGFR2
Myoferlin
Angioedema

Notes: bold = known or potential role for bradykinin involvement in disease. †also designated as Normal C1INH Angioedema (HAE-nC1INH). HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen; FXII(a): Factor XII(a); ACE(i): angiotensin-converting enzyme (inhibitor); tPA: tissue plasminogen activator; KNG1: gene encoding HMWK; PLG: gene encoding plasminogen; FXII: gene encoding FXII; ANGPT: gene encoding angiopoietin; MYOF: gene encoding myoferlin; HSST: gene encoding heparan sulfate sulfotransferase; SCLS: systemic capillary leak syndrome. Source: 1. Reshef A, et al. *J Allergy Clin Immunol.* 2024. 2. Busse PJ and Christiansen SC. *N Engl J Med*. 2020. 3. Maurer M, et al. *Allergy*. 2022. 4. Smith TD and Riedl MA. *Ann Allergy Asthma Immunol*. 2024. 5. D'Apolito M, et al. *J Allergy Clin Immunol.* 2024. 6. Zuraw BL, et al. *Clin Rev Allergy Immunol*. 2025.

PHARVARiS
22
©2026

CREAATE: deucrictibant for treatment of AAE-C1INH

Pivotal, global Phase 3 for both prophylaxis and on-demand treatment


Part 1: Prophylaxis (n=24)
Part 2: On-Demand
Part 3: Open-Label
Screening
R
Deucrictibant XR tablet 40 mg/day
Placebo
Screening
R
Deucrictibant IR capsule 20 mg
Placebo
Placebo
Deucrictibant IR capsule 20 mg
Deucrictibant IR capsule 20 mg

Primary objectives

Part 1
Efficacy of deucrictibant XR tablet vs. placebo for prophylaxis against AAE-C1INH attacks (12 weeks)

Part 2
Efficacy of deucrictibant IR capsule vs. placebo as on-demand treatment on time to symptom relief (PGI-C “better”) during AAE-C1INH attacks

Part 3
Safety and tolerability of deucrictibant IR capsule for on-demand treatment of AAE-C1INH attacks

Notes: AAE-C1INH: acquired angioedema due to C1INH deficiency. IR: immediate-release. R: randomization. XR: extended-release. Source: NCT06669754.

PHARVARiS
23
©2026

Pharvaris Vision

Our aspiration is to become a bradykinin-mediated angioedema market leader Notes: Aspirational, to be confirmed with Phase 3 clinical data. AE-BK: bradykinin-mediated angioedema. ODT: on-demand therapy. LTP: long-term prophylaxis. B2R: B2 receptor. MOA: mechanism of action. 1 2 4 3 Win the oral LTP market Become preferred LTP Leverage portfolio with B2R antagonist MoA Become standard of care in ODT LTP ODT Both Rooted in a deep commitment to engage with the AE-BK community

www.pharvaris.com NASDAQ: PHVS